SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                       ---


                                  FORM 10-SB/A
                                AMENDMENT NO. 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                                -----------------
                          Pursuant to Section 12(g) of

                       The Securities Exchange Act of 1934


                             WORLD WIDE VIDEO, INC.
             (Exact name of registrant as specified in its charter)

             Colorado                                   54-1921580
         --------------------------------              -------------------
         (State or other jurisdiction                  (I.R.S. Employer
         of incorporation or organization              Identification No.)


         102A North Main Street, Culpeper, VA                 22701
         ---------------------------------------------------------------------
         (Address of principal executive offices)            (Zip Code)


                                 (540) 727-7551
                           --------------------------
               Registrant's telephone number, including area code

         Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class            Name of each exchange on which
         to be so registered            each class is to be registered

            None                           None

         Securities to be registered pursuant to Section 12(g) of the Act:

         Title of class

            Common                100,000,000 shares of common stock

                                TABLE OF CONTENTS

                                     PART I

                                                                 Page

Item 1. Description of Business.........................................1
Item 2. Management Discussion & Analysis of Operations..................10
Item 3. Properties......................................................16
Item 4. Security Ownership of Certain
        Beneficial Owners and Management................................17
Item 5. Directors and Executive Officers................................18
Item 6. Executive Compensation..........................................20
Item 7. Certain Relationships and Related Transactions..................21
Item 8. Description of Securities.......................................21

                                     PART II

Item 1. Market Price of and Dividends on Registrants Common Equity and
        Related Stockholder matters.....................................22
Item 2  Legal Proceedings...............................................23
Item 3. Disagreements with accountants on accounting and
        financial disclosure............................................23
Item 4. Recent Sales of Unregistered Securities.........................23
Item 5. Indemnification of Directors and Officers.......................29

Financial Statements and Exhibits.......................................30
Index to Financial Statements...........................................31
Exhibit Index...........................................................32
Signatures..............................................................33

ITEM 1. DESCRIPTION OF BUSINESS

World Wide Video, Inc. (the "Issuer" or "Company" or "WWV") was organized under the corporate laws of the Commonwealth of Virginia on July 16, 1997. World Wide Video, Inc. was reincorporated under the laws of the State of Colorado on April 9, 1998. The Company designs and manufactures technology and products for the Video Telephony market. WWV has been a development stage company during the final design and delivery of custom ultra high speed hardware H.32 Codec (audio/video compression/decompression) technology. During the period to date, the founders have developed prototype products, written proprietary enabling software/firmware, presented the products to large potential customers, and identified potential strategic partners/distribution channels in the United States, Canada, South Africa, Australia, New Zealand, Malaysia, Singapore, Europe, Asia and South America in anticipation of market introduction of its products.

Subsidiary - None

Financing of Product Development Activities.

The Company has financed product development by raising capital and by exchanging shares for services. In connection with the re-incorporation of the Company, the original stockholders received 10,000,000 shares of common stock in exchange for their original 200 shares. In March, 1998, the Company entered into an agreement in which they exchanged 250,000 shares of common stock at $0.20 per share in return for a convertible loan of $50,000, provided certain conditions could be satisfied.

From April 1998 - April 1999 the Company raised over $900,000 via a Regulation D, Rule 504. As part of the Rule 504, the Company completed the first private placement of 200,000 shares consisting of common stock @ $.50 per unit. With the Offering Price amended on May 1, 1998, the Company completed a second private placement consisting of 75,000 shares of common stock @ $2.00 per unit. The Offering Price was amended again on July 1, 1998 to $2.75 per unit. The Company completed the final private placement consisting of 233,987 shares of common stock @ $2.75 per unit for operating capital in late 1998 and early 1999 and closed the Rule 504 Offering on April 6, 1999.

In addition to the above efforts, the Company has exchanged stock for services during this period. In exchange for services, the Company has issued or promised to issue 127,381 shares of common stock valued at $2.75 per share and 125,000 shares which were issued in exchange for services in connection with the raising of capital.

(d) Narrative Description of Business.

THE COMPANY BUSINESS

The Company designs and manufactures technology and products for the video communication market. WWV is a development stage company designing and developing custom ultra high speed and low cost hardware for the video communication market. The initial product will be based on the International Telecommunication Union (ITU) Standard, H.324, and will perform over normal telephone lines. This technology allows for bi-directional audio, video, and data over normal analog phone lines. Future products will support H.320 (for ISDN, ATM, ADSL, Satellites) and H.323 (for ETHERNET and INTERNET). The key portion of the Company's technology is being built around a series of new Codec (audio/video Compression/Decompression) technology.

Several delays have occurred in World Wide Video's planned production schedule due to lateness of key components (newly developed hardware chips, circuitry and firmware) from large chip manufacturers and the deletion of some of the existing chips. It appears that these component problems will be resolved shortly and production for the first in a series of products is scheduled for spring of 2000.

The Company's products deliver high speed television signals over the plain old telephone system lines (POTS). The market potential for video communications include every desktop computer, home computer and every business that needs to communicate, especially as video systems become more and more affordable. Multimedia Research Group forecasts that the video phone market and video conferencing market will total over $15 billion within the next five years as the video technology becomes more common place. The Company's technology is designed to provide video telephony for the individual user (home), small to large businesses, the security, and tele-medicine markets. WWV expects the market growth of these systems to be similar to that of the modem. At first modems were only used by highly paid business people who traveled extensively and needed to connect to their office computer while they were away. Now most computer users use modems to hook to the "Internet," to access electronic bulletin boards and to conduct research. Modems have become standard equipment for most computers, and video may become standard equipment.

The International Telecommunication Union H.324 standard permits video, voice and data to be shared simultaneously over a simple telephone modem connection. It is the first standard to specify interoperability over a single analog phone line. Because of the H.324 standard, the next generation of video phone products will be able to talk to one another and provide a foundation for gross market expansion.

The Company's products operate over traditional, business and residential copper wire telephone systems commonly referred to as Plain Old Telephone Systems
(POTS). POTS represent over 87% of the world's present telephone networks. The Company's technology compresses video and data at a higher rate than anyone else in the industry at this time. This gives the Company a tremendous advantage in frame rate and quality, which has been one of the limiting factors on widespread acceptance of the technology. The Company's products will provide video service at a new plateau in availability, video quality and at a lower cost than is available now.

The primary initial focus of business operations will be to complete product development of the products described under "Business" and market such products to target industry prospects.

COMPANY'S PRODUCT LINES

Product Name: Centurion(TM)
Target Markets: Security and Surveillance

This is a major market segment for The Company's technology. Surveillance and security information consisting of data, control, audio and high quality video images can be transmitted over POTS between cities, states, and countries or across the world.

The Centurion(TM) product family provides the first completely integrated system allowing data, audio and video surveillance from remotely located sites. Centurion is a small self contained hardware module that does not require a PC. At 4" x 6" x 1.5" inches and 5 watts of power, it is the smallest compression/decompression (codec) available to OEM designers and end-users. The Centurion(TM) product family supports the International Telecommunication Union
(ITU) H.324 standard for low bandwidth video over normal (analog) telephone lines.

Spectator(TM) is a co-companion to Centurion(TM) that provides one-way video transmission for low cost surveillance applications. Both Centurion(TM) and Spectator(TM) are designed to be compatible with future hardware and software releases from WWV. Other Centurion(TM) family products, in the development stage, will support the ITU standards such as H.320 (for ISDN, ATM, T.1) and
H.323 (for Internet and Ethernet) will also be supported. A high performance PCI computer card will support all three ITU standards. "Wavelet" runtime and still video compression will be added to provide superior performance using either analog or digital telephone lines.

Using standard telephone lines, the Centurion(TM) puts any site, no matter how distant, within customer access. The unique 2-way video motion provides complete communication for virtually any surveillance or conferencing application. For security monitoring there will be fewer unknown false alarms. For monitoring cash related activities Centurion(TM) can provide an interface for POS (Point of Sale) scanners. Centurion(TM) can control remotely situated pan-tilt-zoom (PTZ) cameras and can be interfaced to security alarm equipment and other devices to verify a triggered alarm.

Product Name: RAV(TM) Medical

Target  Markets:  Remote  Audio/Video/Data  Tele-Medicine,   Home  Care  Medical
Monitoring, Doctor and Nursing Facilities, Private Care

The RAV(TM) Medical allows health care professionals to keep abreast of new procedures, consult on X-rays or other visual documents, obtain health information by monitor home-bound patients and participate in conferences with specialists using normal analog POTS telephone lines. RAV(TM) Medical transportable convenience can inexpensively improve the quality of medical care that provided to patients in remote areas and link patients to experts at distant medical centers. The trend of HMOs and insurance companies to insist on home recovery instead of in-hospital recovery has opened a new market for the home monitoring of patient vital signs. A number of US and Japanese medical firms are providing vital sign monitors connected to the phone network for checking patient condition at random times. RAV(TM) Medical now provides the missing link: a two-way video connection between the patient and the care provider.

Product Name: RAV(TM) Notebook
Target Markets: Portable Video Conferencing

The RAV(TM) Notebook (RAV(TM)) is a complete multimedia computer system in a notebook. The RAV(TM) is designed as a tool for the business person. The system is designed to provide the full range of typical multimedia computing (windows, modems, color display, fax, microphone, speakers) plus full portable video conferencing (shared files, shared applications, shared white boards and camera) using POTS or an option for cellular video communication. The RAV(TM) is the first Remote Audio-Video notebook that includes a custom removable ITU H.324 compatible hardware video compression/decompression (codec) module that frees up the CPU and provides the highest quality video conferencing. For video conferencing simply, plug a phone line into the RAV(TM) and use all the features of a "top of the line" notebook:

Pentium II MMX/366 MHZ with 64 - 128MB RAM, 512KB L2 Cache Brilliant 15.1" active 1024x768x16M color display with 4MB controller Data Storage includes 6.4 GB HDD, DVD, 3.5" FDD Keyboard & Trackpad & 2 PCMCIA slots Sound support includes built-in microphone and speakers

Communication includes:
56 Kbps fax/modem and IR Transceiver
Inputs/Output ports includes Audio In, Audio Out, Headphone Out, Video In and S-Video Out
Software includes: Windows 98 including Net Meeting Dragon Speech
 Recognition Software

ITU T.120 Whiteboard, File Transfer, and Shared Application
1 Year Depot Warranty
Battery & Leather Carrying Case

In addition, the RAV(TM) includes an integrated high resolution color camera and a removable video codec module that contains multiple high speed digital signal processors to provide unparalleled frame rate and quality using the International Telecommunication Union H.324 standard for low bit rate video conferencing. Using the H.324 protocol, the RAV(TM) Notebook video conferencing is Microsoft Net Meeting and International Telecommunication Union's T.120 software that provides for file transfers, shared applications, and shared white boards.

Product Name: RAV(TM) STB

Target Markets: Video Communication (non-computer based) over POTS

The RAV(TM) STB (Set-Top-Box) does not require a computer for video, audio, and data communication simultaneously over POTS. The RAV(TM) STB uses the industry

H.324 standards and operates using a standard television and telephone, and operates with an internal video camera or an external standard NTSC video camera. The telephone set is capable of making normal voice only calls when it is not being utilized as a RAV(TM) STB. RAV(TM) STB near real-time, very high quality, video imagery at a speed of approximately 10 to 20 frames per second is displayed in a user sizable window on the TV screen. Web Browser capabilities will be added in the near future as an option.

Product Name: RAV(TM) PCI

Target Markets: Video Communication (computer based) over POTS

The RAV(TM) PCI board is a low cost; high quality alternative to dedicated video conferencing systems. It can be used for commercial applications as diverse as desktop video conferencing and Tele-medicine to consumer personal use. The RAV(TM) PCI is a standard half sized board that plugs into a PCI bus slot in a personal computer (PC). It can be utilized for both consumer and business video communications. It comes with software that is loaded into the PC and has a simple user interface. The RAV(TM) PCI installed in a workstation can make industry standard H.324 video phone calls to any computer already using Intel's ProShare software. The RAV(TM) PCI will also support white boarding, file transfers and application sharing using the T.120 standard.

See also (c) "Business."

Products, Services, Markets, Methods of Distribution and Revenues. Digital electronic products are presently the principal products sought to be produced by the company.

Currently, marketing is by trade shows and word of mouth and by internet web page.

Working Capital Needs. The working capital needs of the company consist primarily of: operating capital, product development capital and marketing capital (see "Operating Budget"). These requirements may be met by private placement of stock or loans or sale of working interests. The Company will need to develop additional working capital for future operations. At present time it has no source or commitment for any additional funds.

Budget for the Period October 1, 1998 to September 30,1999

ITEM                          BUDGET         3RD QUARTER              %
--------------------------------------------------------------------------

Development Costs             $640,000.00    $ 577,296.44              90%

Office Expense                 $ 7,000.00     $ 29,227.97             418%

Marketing                     $123,000.00     $ 24,620.12              20%

Professional Services         $ 19,000.00     $ 22,453.13             118%

Occupancy                      $ 9,000.00     $ 11,181.98             124%

Depreciation & Amortization    $ 9,000.00     $ 11,073.52             123%

Utilities & Telephone         $ 12,000.00      $ 9,301.86              78%

Other Costs                    $ 9,000.00      $ 9,352.89             104%
               -----------------------------------------------------------------
Totals                        $828,000.00    $ 694,507.90              84%

Over Budget $ 98,010.53



By the end of the 3rd Quarter, June 30, 1999, the Company was over the projected budget by the indicated percentages. Should this trend continue, the Company will exceed its budget by approximately 12% for the year.

(3) Dependence on a Single Customer or a Few Customers


a) Revenues - $0 for fiscal year ended September 30, 1998 and $0 for the quarter ended March 31, 1999. WWV does not have any revenue from product sales to date because the company has not completed production of its first product. Nevertheless, WWV has several potential customers who are wanting, waiting, and willing to pay for completed products. However, for the year ended September 30, 1998, the company recognized $2,750 in other income (net of related expenses). For the six months ended March 31, 1999, the company recognized other income (net of related expenses) in the amount of $5,114. These amounts resulted from sales of peripheral items and prototype products.


Current Potential Customers*
1. MetroBook Computer Corporation, Inc.
2. Help Innovations, Inc. (largest single)
3. DataPower USA, Inc.
4. Boeing Information Services
5. Andries Tek, Inc.
6. ABM IT
7. DataPoint, Inc.
8. MTS, Inc.


* Based on purchase orders, contract(s), no cost POs and letters of intent which the company received contingent upon the acceptable performance and availability of the prototype units. Because of delays in developing and producing prototypes, it is possible that the customer no longer has the requirement for these types of products. The Company has no assurance that potential customers will be able to pay for the production product. The company has had several delays in completing the production units. The Company has adequate arrangements to manufacture production units should potential customers agree to proceed, provided adequate funding can be arranged. The Company believes that the ability to manufacture the production units is not an issue and there are no technical problems to produce and satisfy the backlog. Additional working capital is needed to start the production line.

(4) Backlog of Orders (as of 8/1/99).*

The Company has entered into non-binding arrangements with the following potential customers. All arrangements require the submission and acceptance of prototypes by the potential customer prior to entering into binding contracts.

            1.  MetroBook Computer Corporation, Inc.   $100,000
            2.  Help Innovations, Inc.               $1,000,000
            3.  DataPower USA, Inc.                    $100,000
            4.  Boeing Information Services              $2,000
            5.  Andries Tek, Inc.                        $2,000
            6.  ABM IT                                   $4,000
            7.  DataPoint, Inc.                          $2,000
            8.  MTS, Inc.                                $5,000


* Based on purchase orders, contract(s), no cost POs and letters of intent which the company received contingent upon the acceptable performance and availability of the prototype units. Because of delays in developing and producing prototypes, it is possible that the customer no longer has the requirement for these types of products. The Company has no assurance that potential customers will be able to pay for the production product. The company has had several delays in completing the production units. The Company has adequate arrangements to manufacture production units should potential customers agree to proceed, provided adequate funding can be arranged. The Company believes that the ability to manufacture the production units is not an issue and there are no technical problems to produce and satisfy the backlog. Additional working capital is needed to start the production line.


(5) Government Contracts. None.

(6) Competitive Conditions. The video electronics industry is highly competitive. The Company faces competition from large numbers of large and small companies, both public and private. Many of the competitive companies so engaged possess greater financial and human resources than the Company and therefore have greater leverage to use in acquiring prospects, hiring personnel, product development and marketing. Accordingly, a high degree of competition in these areas is expected to continue. The markets for video electronic products have increased substantially in recent years, and competitors in such markets have increased substantially. There is no assurance that the Company's revenues, if any ever develop, will not be adversely affected by these factors.

WORLD WIDE VIDEO, INC.

COMPETITION

WWV recognizes that the competition in this industry is intense. There are only two H.324 hardware based codec manufacturers. Both have focused on the consumer video conferencing market. The POTS industry players are 8x8, Inc. (see below for more details) and to a lesser degree C-Phone, Inc. They have directed their marketing toward the home video phone environment. The home based conferencing market competes mainly on price. WWV has identified that video communication is most valuable to businesses, not home users.

The WWV marketing approach will be directed toward industries that need remote monitoring, as in security and surveillance, and quality video conferencing. Industry applications such as the security market are more dependent upon acceptable video quality and video performance. World Wide Video hardware provides superior video quality using newer digital technology. In addition to the quality of the video, WWV's initial products will be priced equal to or less than the competition.

8x8, Inc. (formerly IIT) is the main competitor to WWV. 8x8 has been in the business of selling video compression chips for about ten years. About four years ago, they starting producing a consumer POTS Set-Top-Box, which is a H.324 codec with a built-in camera to be used with a standard TV for video display and audio. The 8x8 quality is poor, the frame rate is slow (advertised theoretical maximum is 15 SQCIF frames per second) and the minimum bandwidth is 19.2 Kbps. WWV's Centurion(TM) product is about 1/4 the physical size and requires about 1/4 the power. The Centurion(TM) frame rate is better (theoretical maximum is 20 SQCIF frames per second) and the minimum bandwidth required is 9.6 Kbps. About a year go 8x8 started developing POTS based security products using the same chip designs. They have not made much progress again for the same reasons. Recent 8x8 announcements indicate that they may be leaving the consumer POTS area and that now 8x8 is concentrating on industrial/commercial markets.

(7) Registrant Sponsored Research and Development. The Company has continuing product development for which some research is required. The initial product production is planned for spring of 2000.

(8) Compliance with Environmental Laws and Regulations. The operations of the Company are subject to local, state, and national laws and regulations in the USA. To date, compliance with these regulations by the Company has had no material effect on the Company's operations, capital, earnings, or competitive position, and the cost of such compliance has not been material. The Company is unable to assess or predict at this time what effect such regulations or legislation could have on its activities in the future.

     (a) State and Local Regulation - None.

     The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations at state or local level.

     (b) National Regulation - None.

     The Company cannot determine to what extent future operations and earnings of the Company may be affected by new legislation, new regulations or changes in existing regulations at a national (U.S.) level.

     (c) Environmental Matters - None at the date of this registration statement.

     (d) Other Industry Factors - None at the date of this registration statement.

(9) Number of Persons Employed. As of June 15, 1999, the Company had two full time employees:

            John G. Perry
            Frank A. Maas

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND CHANGES IN FINANCIAL CONDITION AND RESULTS OF OPERATIONS

WWV is a development stage company designing and developing custom ultra high speed and low cost hardware for the video communication market. As of September 30, 1998 and March 31, 1999 the Company had no revenues from operations. Several delays have occurred in the planned production schedule due to lateness of key components (newly developed hardware chips, circuitry and firmware) from large chip manufacturers and the deletion of some of the existing chips. Now it appears that these component problems will be resolved shortly and production for the first in a series of products is scheduled for spring of 2000. The Company has not started production of any of its products as of this filing.

To date, the Company has functioned on equity investments. Without continuing investments or loans, the survivability of the Company is at risk.


The Company had no income from operations in FY98 and FY99. The Company's only income source at this time is limited sales of peripheral items and prototype products, which is disclosed as other income on the Statement of Operations. The Company has received Purchase Orders, Contract(s), No Cost POs and Letters of Intent which require performance and availability of the prototype units. All orders are contingent upon acceptable performance of the production units. The Company has no assurance that potential customers have the ability to pay for the production product or that the potential customer will proceed with the production process. The company has had several delays in completing the production units. As of 04/01/00, it appears that the technical problems have been overcome and production units should be shipped in the next 30-60 days. The ability to manufacture the production units is not an issue provided sufficient funds can be found to pay for production and there are no technical problems to produce and satisfy the backlog. Additional working capital may be needed to start the production line. The Company may continue to show losses resulting from the start up of operations for an indeterminate time.



Capital from private placements or borrowing against assets are required to fund future operations. The Company completed a Regulation D Rule 504 offering of Common Stock on April 6, 1999 (see Item 4 for more details).

In March 1998, World Wide Video, Inc. (WWV) entered into an agreement with National Executive Trade, Inc. (NETI)). This license agreement was assigned by NETI to DataPower, Inc. and that agreement was superceded by the August 31, 1998 agreement with DataPower, Inc. See Exhibit 10.1.1 and Exhibit 10.1.2 for a copy of the agreements. The agreements give DataPower an exclusive license for the distribution and manufacturing of WWV's standard products within Canada. As compensation for this, DataPower loaned WWV $50,000 and upon delivery of WWV's prototypes (2 units), the loan would convert to 250,000 shares of WWV's common stock. These two units were delivered in November 1998. WWV issued DataPower 250,000 shares of common stock (See Item 4) and the $50,000 debt was removed from the books. The agreement also had an option for DataPower to purchase an additional 500,000 shares for $150,000. That option has expired and no stock was sold to DataPower. Furthermore, WWV is to receive 250,000 common shares of DataPower in exchange for the ability for DataPower to market US Military bases. At the time of the first agreement, John G. Perry, President of WWV, was offered and accepted a seat on the Board of Directors of DataPower. There is no compensation as part of the Board of Director seat. Also, no one at WWV or associated with WWV, holds any Stock or Warrants/Options in DataPower.


RESULTS OF OPERATIONS

The Company is developing very sophisticated Video Compression Technology. This technology is based on very high performance chips and complicated enabling firmware and software. The Company has experienced major delays in several of the key components needed to produce small, high performance and cost effective products. These delays have postponed the Company's ability to produce production products and to generate revenue from product sales.

Operating Expenses


The Company incurred the following expenses for the year ended September 30, 1998 and the six months ended March 31, 1999.


                                   Fiscal Year Ended        Six Months Ended
                                   September 30, 1998       March 31, 1999


         Operating expenses:

           Product Development          $373,928                 $ 139,927
           General and Administrative     97,148                    77,709
                                    ------------                -----------
         Total operating costs          $471,076                  $217,636



Product development costs include such items as salaries, subcontractors, research, supplies and other development type expenses. General and administrative expenses include office expenses, marketing, professional fees, occupancy costs, depreciation and amortization and other similar expenses. For the year ended September 30, 1998 approximately 80% of funds were spent on product development. For the six months ended March 31, 1999, 64% of funds were spent on product development. This decrease is attributable to an increase in general and administrative expenses, especially occupancy expenses due to the need for increased space and professional fees due to increased reporting requirements.

It is expected that expenses will continue at a significantly increased rate due to costs of developing and marketing products.

At this time, the Company is dependent upon private placements or loans for future operations and funding. Therefore it will have to either borrow money, if possible, or raise funds through subsequent public or private offerings to continue operations until when, or if, it ever develops sufficient revenue from its assets to maintain operations. If such revenues are not generated, or participants not found, the Company will be forced to develop another line of business, or to finance its operations through borrowed funds, the sale of its assets, or enter into the sale of stock for additional capital none of which may be feasible when needed. The Company has no management ability, and no financial resources or plans to enter any other business as of this date although the Company will be open to suggestion and opportunity.

CHANGES IN FINANCIAL CONDITION

World Wide Video finances have improved with the Regulation D Rule 504 providing critical capital in the amount of $893,644.15 for 508,987 shares of common stock and 70,274 warrants between 4/98 and 4/6/99.

At fiscal year ended September 30, 1998, the Company's assets increased to $343,056 compared to $200 at September 30, 1997. The increase was a result of shareholder contributions and private placement of common shares.

Liabilities, all of which are current liabilities, increased to $175,780 as of September 30, 1998 as a result of increased accounts payable due to product development costs incurred. For the year ended September 30, 1997 liabilities were $0.

Stockholders' equity as of September 30, 1998 was $167,276, an increase in the 1997 stockholder's equity of $167,076. This increase resulted from additional sales of common stock which resulted in additional paid in capital in the amount of $634,558. The funds generated from stock sales were offset by the net loss for the year in the amount of $468,326, This loss resulted from expenses incurred during product development. There was no sales revenue generated during this stage of operation.

From the aspect of whether the Company can continue toward its business goal of commencing production and sales of its products, the Company is deficient in needed capital. Without continued capital infusions or loans or a combination of capital and loans, the Company may not be able to carry out its business goals to market products for future fiscal years.

With the closeness of the first three different production units becoming available, WWV has greatly improved the probability of more private funds becoming available. Several companies and organizations have expressed interest in serious cash investments in WWV. Also, WWV is attempting to minimize the cash requirement needed for the start of production for two contracts (two of the initial three production products) by requesting down payments, delivery order and accounts payable financing. WWV has been able to negotiate extended payments to some of its key electronic component product and contract manufacturers.

World Wide Video, Inc. is pursuing private placements from various sources. The target is to obtain an additional $734,400 by 4/28/00 and $1,035,000 by 8/18/00 and an additional $10,000,000 by 12/18/00 for a total investment of $11,769,400. The Common Stock Regulation D Rule 504 was closed on 4/6/99.

Based on the analysis of funds available and funds required to complete the initial production of product and associated production cost, research and development, the company decided to raise the additional required working capital by a Regulation D Rule 506 offering of Class A preferred stock. In June 1999, WWV started the preferred offering and the offering is underway. The target is to raise up to $900,000 with the sale of 150,000 preferred shares and 300,000 preferred warrants to qualified investors. The preferred offering consists of selling a unit for $6. A unit includes one preferred share and 2 preferred warrants. The preferred warrants will be for $6 and must be executed within one year of the offering closing date. There is a dividend of 6% per year payable every 6 months. Also, WWV will provide the option to convert the preferred shares to common stock at a ratio of 2 common shares for one preferred share. The first sale of preferred stock was in July 1999 and over $400K has been raised as of 04/30/00.

COMPARISON OF RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 1998 AND 1997

The Corporation had no operating revenues in 1998 or 1997. The Company incurred product development costs of $373,928 and operating expenses, all of which are general and administrative in nature, totaling $97,148 in fiscal year ended September 30, 1998 as compared to $0 in 1997. As a result of having no operating income, the Company incurred operating losses of $(468,326) in year ended September 30, 1998 and $0 in year ended September 30, 1997. The Company anticipates that the trend of net losses will continue in 1999 as it continues to incur major expenses in attempting to develop and market its products.

General and Administrative costs increased in the year ended September 30, 1998 to $97,148 from a total of $0 in 1997. Expenses of a General and Administrative nature will increase substantially as a result of registering its common stock under the Securities and Exchange Act of 1934, increased audit costs and expenses related to private placements to fund product development and marketing costs and miscellaneous operations costs.

Office expenses were $12,388 in fiscal year ended September 30, 1998 and $0 in 1997. These expenses were paid from shareholder contributions. This will increase in 1999 due to expanded operations.

Professional fees for the year ended September 30, 1998 totaled $2,700, while in 1997 professional fees were $0.

The per-share loss amounted to ($.06) in fiscal year ended September 30, 1998 as compared to $.00 in 1997.

RESULTS OF OPERATIONS FOR QUARTER ENDED MARCH 31, 1999 COMPARED TO SAME PERIOD IN 1998

The Company had product development costs of $70,303 in the second quarter in 1999 compared to $20,000 in the same quarter in 1998 due to increase research and development and other product development costs incurred during 1999. The general and administrative expenses for the second quarter were $27,729 compared to $23 in the same quarter in 1998. The significant increase in these expenses were due to the Company's growth, which required expanded facilities, additional professional fees and increased marketing. The Company had net operating losses of ($99,515) in the second quarter in 1999 compared to ($19,454) in the same quarter in 1998.

At quarter end, the Company needed additional capital infusion, and only had cash of $3,038 and total current assets of $245,524 which were mostly illiquid. Its current liabilities at quarter end were $214,882.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED MARCH 31, 1999

The Company incurred $77,709 in general and administrative expenses during the six month period ended March 31, 1999 as compared to $23 during the same period in 1998. The Company had product development expenses of $139,927 in the six month period ended March 31, 1999 as compared to $20,000 for the same period in 1998. Again, the increased expenses in both of these areas were due to increase product development efforts and company growth which resulted in increased costs. The Company incurred a loss on operations in the six month period ended March 31, 1999 of ($212,522) as compared to a loss on operations in the six month period ended March 31, 1998 of ($19,454).

LIQUIDITY

The Company expects that its need for liquidity will increase for the coming year due to its anticipation of expending funds for product marketing and development.

Short Term

On a short term basis, the Company does not generate enough revenue to cover operations. Based on prior experience, the Company believes it will continue to have insufficient revenue to satisfy current and recurring liabilities as it seeks to increase sales and produce product. For short term needs the Company will be dependent on receipt, if any, of private placement proceeds or loans.

The Company's current assets were $245,524 at March 31, 1999 and its current liabilities were $214,882. Of the current liabilities, $60,000 was owed to officer shareholders. As of March 31, 1999, the Company had cash of $3,038, inventory of $137,510 and accounts receivable of $18,076. It has recently completed a private placement of its securities for additional capital.

Long Term

On a long-term basis, the Company had non-current assets consisting of property, equipment, and other assets of $66,918 at March 31, 1999.

The Company has a start-up business at this time from which it generates small income. Its operations have negative cash flow at this time. It is reliant upon success of product marketing, at this time, for possibility of future income.

CAPITAL RESOURCES

The primary capital resources of the Company are its stock only. Stock may be illiquid because it is restricted in an unproved company with limited assets and is a start-up business.

As part of the Rule 504, the Company completed a private placement of 200,000 shares consisting of common shares @ $.50 per unit for operating capital. The Offering at the $.50 price ceased as of May 1, 1998.

The Company completed a private placement of 75,000 shares consisting of common shares @ $2.00 per unit for operating capital. The Offering at the $2.00 price ceased as of July 1, 1998.

The Company completed a private placement of 233,987 shares consisting of common shares @ $2.75 per unit for operating capital in late 1998 and early 1999. The Rule 504 Offering closed April 6, 1999.

As of the date of the registration statement, the Company expects to incur capital expenditures within the next year in order to manufacture and to develop its products. The amounts to be spent exceed the company's available capital by over $200,000. Included in the planned capital expenditures is a source code license from DataBeam for its T.123 software. This license alone is over $100,000 including training and extended warrantees. Several other items include additional computers, computer peripherals, network devices, and communication items usually under $5,000 each. Advance test equipment(s) would run another $50,000.

NEED FOR ADDITIONAL FINANCING

The Company does not have capital sufficient to meet the Company's cash needs for continuing operations. The Company will have to seek loans or equity placements to cover such cash needs. In the event the Company is able to complete a business combination during this period, lack of its existing capital may be a sufficient impediment to accomplishing the goal of completing a business combination. There is no assurance, however, that the available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.


The Company discloses hereby that it is in a dispute with an entity, Albemarle Investments, Ltd. regarding a purported consulting arrangement under which claims have been made for $45,000 and issuance of common shares totaling
500,000. The claim was received in the form of a letter directly from the principal of Albemarle and no other communication or no legal action has occurred since receipt of the letter on September 14, 1998. The Company disputes that any monies or shares are due and is prepared to assert legal defenses in the event any legal action were to be taken.


Y2K Readiness:


The company has evaluated its affected programs or systems to be Y2K compliant. The conversion costs have been expensed as incurred, and are not considered material. At this time, the Company believes it is unnecessary to adopt a contingency plan.

External (Supplier) Systems: the company has contacted supplier of products and services to assess whether the suppliers are Y2K compliant or to monitor their progress toward Y2K compliance. The majority of the Company's key suppliers have responded that they either are or will be Y2K compliant prior to the year 2000. However, there can be no absolute assurance that suppliers and others have provided inadequate responses as to their own Y2K compliance issues. Costs to date for the external compliance program have also been immaterial.


ITEM 3. PROPERTIES

(a) Real Estate. The Company rents office space of 1,000 sq. ft. from a non-affiliate.

(b)  Title to properties. None.

(c)  Oil and Gas Drilling Activities. None.

(d)  Oil and Gas Production. None.

(e)  Oil and Gas Reserves. None

(f) Present value of Estimated future Net Reserves From Proved Developed Oil and Gas Reserves. None.

(g)  Reserves Reported to Other Agencies. None.

(h)  Natural Gas Gathering/Processing Facilities. None.

(i)  Present Activities and Subsequent Events:  None.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AS OF MAY 31, 1999

Security Ownership of Certain Beneficial Owners and Management

As of May 31, 1999, the Company had issued and outstanding 10,911,368 shares of common stock, $.0001 par value. The following tabulates holdings of common stock of the Company by each person who holds of record or is known by management of the Company to own beneficially more than five percent (5%) of the common stock outstanding, and, in addition, by all directors and officers of the Company individually, and as a group. The shareholders listed below have sole voting and investment power, except as otherwise noted.

     (a) Beneficial owners of five percent (5) or greater, of the Registrant's Common Stock. The following sets forth information with respect to ownership by holders of more than five percent (5%) of the Company's common stock known by the Company based upon 10,011,368 shares outstanding at June 30, 1999.

         Title       Name and               Amount and               Percent
          of        Address of               Nature of                 of
         Class    Beneficial Owner        Beneficial Interest         Class
     ------------------------------------------------------------------------

         Common    John G. Perry          5,000,000                   45.82%
                   14327 Smith Road
                   Culpeper, VA 22701

         Common    Frank A. Maas          5,000,000                   45.82%
                   808 Culpeper Street
                   Fredericksburg, VA 22405

     b) The following sets forth information with respect to the Company's common stock beneficially owned by each Officer and Director, and by all Directors and Officers as a group.

         Title    Name of                 Amount and               Percent
         of       Beneficial               Nature of                  of
         Class    Owner                 Beneficial Ownership        Class
     ------------------------------------------------------------------------

         Common   John G. Perry          5,000,000                45.82%

         Common   Ronald Cropper                 0                    0%*

         Common   Frank A. Maas          5,000,000                45.82%


         Officers and Directors as a group                        91.64%


         Ronald Cropper was issued 10,000 shares on September 15, 1999.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

     (a) The following table furnishes the information concerning the directors of the Company as of June 30, 1999. The directors of the Company are elected every year and serve until their successors are elected and qualify.

         Name                 Age             Title                     Term
        ---------------------------------------------------------------------
         John G. Perry        53    President and Director               Annual
         Frank A. Maas        54    Secretary, Director,                 Annual
                                            and Chairman
         Ronald Cropper       52    Director                             Annual

The term of office for each director is one (1) year, or until his/her successor is elected at the Company's annual meeting and qualified. The term of office for each officer of the Company is at the pleasure of the board of directors.

The board of directors has no nominating, auditing committee but has set up a compensation committee. Therefore, the selection of person or election to the board of directors was neither independently made nor negotiated at arm's length.

The term of office for each director is one (1) year, or until his/her successor is elected at the Company's annual meeting and qualified. The term of office for each officer of the Company is at the pleasure of the board of directors.

(c) Identification of Certain Significant Employees.

There are no employees other than the executive officers disclosed above who make, or are expected to make, significant contributions to the business of the Company, the disclosure of which would be material.

(d) Family Relationships. None.

(e) Business Experience. None.

The following is a brief account of the business experience during the past five years of each director and executive officer of the Company, including principal occupations and employment during that period and the name and principal business of any corporation or other organization in which such occupation and employment were carried on.

MANAGEMENT EXPERIENCE

JOHN G. PERRY, age 54, President and Director of the Company and its predecessor since 1997, has over 34 years of experience in the management, analysis, design, research, development, and implementation of complex, networked computer systems. Possesses a thorough knowledge of computer science and systems engineering, and a broad spectrum of computer technologies. Experience covers a wide variety of projects including research and development of highly sophisticated weapons and ballistics systems for DoD and Intelligence agencies, design and development of wide area and local area networks, development and application of standards, technology and project management, and marketing of secure products. He possesses in depth knowledge of federal computer acquisition, Life Cycle Management (LCM), Information Resource Management (IRM), Government Open System Interconnect Profile (GOSIP) and computer and communications security. Work experience has required detailed working knowledge of LANs, WANs, FIPS, EDI, CALS, Video, and DoD Security. Mr. Perry has been the President of IMProCOM (a publicly reporting company), Inc., 1994-1996. Mr. Perry has a B. S. Mathematics, Randolph-Macon College, 1967, M. S. Computer Science, University of Maryland, 1976.

FRANK A. MAAS, age 55, for more than 28 years, Mr. Maas has participated in a large number of research and development programs for the U.S. Navy and industry. He has extensive experience in the design, development, fabrication, test, evaluation, and operational installation and maintenance of electronic, mechanical, and electro-optical (E-O) components, equipment, and systems in support of pointing and tracking, surveillance, missile and gun system, chemical and biological defense, intelligence gathering, and electronic and infrared countermeasures programs for the U.S. Navy. He was recently involved in the successful design and implementation of a desktop Video-teleconferencing (VIC) system that featured links to distant CFTC systems over POTS and ISDN and has developed a portable video-teleconferencing system. Mr. Maas has been Vice President of Engineering for Mesa, Inc. (1983-94) and Pixels, Inc. (1994-95), two companies in the communication industry. Mr. Maas has a B. S. Electric Engineering, Case Institute of Technology, 1968. Mr. Maas has been Chairman, Director, and Secretary of the Company and its predecessor since 1997.

RONALD CROPPER, age 52, has been the President of RPC International, Inc., since June of 1998 when he started the Company. RPC International is an international business and consulting company with experience in merger and acquisition of technical companies. RPC has provided it's services to companies with over one hundred countries during the past ten years. from November of 1976 through June of 1988 he was President of United Technical Institute and was responsible for establishing this international training company he took the Company from startup to over fourteen million dollars of annual sales during his Presidency. United Technical Institute specialized in training in the disciplines of business computers, medical, electronics and distance learning. Mr. Cropper is a graduate of Georgetown University with a Bachelors, International Business and he participated in the Harvard University Accelerated MBA Program. Mr. Cropper has received numerous Awards and has published articles relating to education and distance learning. Mr. Cropper has been Director of the Company since early 1998.

Directors Compensation

Members of the Board of Directors of the Company receive no compensation for this activity. Each Director is reimbursed reasonable outside travel expenses for each Board meeting he attends and for each Committee meeting he attends during the fiscal year. Directors who are also officers of the Company receive no compensation for services as a director.

ITEM 6. EXECUTIVE COMPENSATION

(a) Cash Compensation.

Compensation paid by the Company for all services provided during the fiscal year ended September 30, 1998, (1) to each of the Company's five most highly compensated executive officers whose cash compensation exceeded $60,000 and (2) to all officers as a group: None.


                                     SUMMARY COMPENSATION TABLE OF EXECUTIVES

                                    Annual Compensation                                          Awards

Name & Principal           Year      Salary       Bonus       Other Annual           Restricted         Securities
Position                             ($)          ($)         Comp-                  Stock              Underlying
                                                              ensation ($)           Award(s)           Options
                                                                                     ($)                /SARS (#)
------------------------------------------------------------------------------------------------------------------
John G. Perry,           1997*        0           0              0                    0                  0
President and            1998       90,000        0              0                    0                  0
Director

Frank A. Maas,           1997*        0           0              0                    0                  0
Secretary and            1998       90,000        0              0                    0                  0
Director


     * Frank A. Maas and John G. Perry purchased founder shares in WWV of Virginia (1997), and those shares were exchanged for 5,000,000 shares each in WWV of Colorado (1998), upon re-incorporation in Colorado.

(b) Compensation Pursuant to Plans. None.

(c) Other Compensation. None. No stock appreciation rights or warrants exist to management.

(d) Compensation of Directors.

Compensation paid by the Company for all services provided during the fiscal year ended September 30, 1998, (1) to each of the Company's directors whose cash compensation exceeded $60,000 and (2) to all directors as a group is set forth below: None.

(e) Termination of Employment and Change of Control Arrangements. None

(f) Key Employees Incentive Stock Option Plan: None at this time.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Transactions

A Director, Ronald Cropper, of the Company was engaged to assist in the raising of capital. He is compensated on the basis of a percentage (from two to five percent) of the completed transaction. During the same period ended September 30, 1998, he was paid $23,435 under this contract. The contact was terminated as of August 1998. In addition, the same Director has been prepaid $18,000 under a product marketing agreement.

John Perry and Frank Maas were sole owners of World Wide Video, Inc. a Virginia Corporation (WWV of Va.) which re-incorporated in Colorado. Upon re-incorporation, Messrs. Perry and Maas exchanged 100% of WWV of Va. 10,000,000 shares of common stock of the Colorado Corporation, the Registrant.

John Perry and Frank Maas were each retained by the Company at a consulting fee of $10,000 per month for 9 months ended September 30, 1998. They were paid $115,000 total to September 30, 1998 and deferred $65,000. Both Mr. Perry and Mr. Maas are now employees of the Company at a salary of $10,000 per month.

ITEM 8. DESCRIPTION OF SECURITIES

The Company is presently authorized to issue one hundred million (100,000,000) shares of its $.0001 par value common shares in such classes as the Board may determine. As of June 30, 1999 ten million nine hundred eleven thousand three hundred sixty-eight (10,911,368) Common Shares are presently issued and outstanding.

Preferred Stock
---------------

10,000,000 shares of preferred stock are authorized. The Board of Directors has total discretion as to the establishment of the series or classes of preferred stock and the rights and privileges of such classes. This type of discretion for Preferred Stock is often referred to as "Blank Check." The Company has not, as of the date hereof, determined any class or series of shares nor any rights or privileges. No preferred shares are outstanding as of June 30, 1999.

All shares, when issued, will be fully paid and non-assessable. All shares are equal to each other with respect to voting, liquidation, and dividend rights. Special shareholders' meetings may be called by the officers or directors, or upon the request of holders of at least one-tenth (1/10th) of the outstanding shares. Holders of shares are entitled to one vote at any shareholders' meeting for each share they own as of the record date fixed by the board of directors. There is no quorum requirement for shareholders' meetings. Therefore, a vote of the majority of the shares represented at a meeting will govern even if this is substantially less than a majority of the shares outstanding. Holders of shares are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefore, ad upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to the Company's Articles of Incorporation and its By-Laws as well as to the applicable statutes of the State of Colorado for a more complete description of the rights and liabilities of holders of shares. It should be noted that the By-Laws may be amended by the board of directors without notice to the shareholders. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent (50%) of the shares voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) of the shares voting for election of directors may not elect all the directors if they choose to do so. In each event, the holders of the remaining shares aggregating less than fifty percent (50%) will not be able to elect directors.

Warrants
--------

From March 15, 1999 to April 6, 1999, the Company issued 70,274 common share purchase warrants in connection with the sale of common shares in the private offering. Each warrant allows the holder to purchase one common share @ $2.75 per share for a period of two years from date of issue. The warrants are non-transferable.

                                     PART II

ITEM 1. (a) MARKET PRICE OF AND DIVIDENDS ON REGISTRANTS COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is not now traded on the "Over-the-Counter" market, but when traded may be quoted on the NASD Electronic Bulletin Board. The following table sets forth high and low bid prices of the Company's common stock for the two (2) years ended June 30, 1999 and 1998 (note: Company did not exist in 1996) as follows:

         1999                  High  Low

         First Quarter          0     0
         Second Quarter         0     0


         1998                  High  Low

         First Quarter          0     0
         Second Quarter         0     0
         Third Quarter          0     0
         Fourth Quarter         0     0


         1997                  High  Low

         First Quarter          0     0
         Second Quarter         0     0
         Third Quarter          0     0
         Fourth Quarter         0     0

     (b) As of June 30, 1999, the Company had 61 shareholders of record of the common stock.

     (c) No dividends on outstanding common stock have been paid within the last two fiscal years, and interim periods. The Company does not anticipate or intend to pay dividends for the foreseeable future except in connection with preferred shares.

ITEM 2. LEGAL PROCEEDINGS

No legal proceedings were pending at date of Registration Statement.


ITEM 3. DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     a) None

     b) In connection with audits of two most recent fiscal years and any interim period preceding resignation, no disagreements exist with any former accountant on any matter of accounting principles or procedure, which disagreements if not resolved to the satisfaction of the former accountant would have caused him to make reference in connection with his report to the subject matter of the disagreement(s).

     c) The principal accountant's report on the financial statements for any of the past two years contained no adverse opinion or a disclaimer of opinion nor was qualified as to uncertainty, audit scope, or accounting principles except for the "going concern" qualification.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

UNREGISTERED STOCK SALES IN THE THREE YEAR PERIOD PRIOR TO THIS REGISTRATION STATEMENT.



Founders            Purchase  Amount of
Shareholder         Price     Shares              Consideration
-----------         -------- ---------            -------------

John G. Perry          0.0  5,000,000 Exchange of shares of World Wide Video
                                      upon re-incorporation, dated May 12, 1998

Frank A. Maas          0.0  5,000,000 Exchange of shares of World Wide Video
                                      upon re-incorporation, dated May 12, 1998


     All of the following sales were made in Reliance upon the exemption provided under Regulation D, Rule 504.

          Private Placements in April 1, 1998 - April 6, 1999


                    Shareholder                        Purchase   Amount of   Consideration
          Date                                         Price      Shares

         ----------------------------------------------------------------------------------
         4/3/98    Nublan Zaky Yusoff                   $0.50    200,000    $100,000.00
                   PJS 19/1, Jalan Lagoon T
                   Kumper Lumpor, Malaysia

         4/17/98   Vidid Resources, Inc.                 $2.00    25,000    $50,000.00
                   4370 LaJolla
                   San Diego, CA92122

         4/18/98   George and Janet Camberis             $2.00    75,000    $15,000.00
                   40 Trish Court
                   Danville, CA 94506

         5/8/98    Patrick D. Lee                        $2.00    12,500    $25,000.00
                   319 Oak Drive South
                  Green Grove Springs, FL 32043

         5/8/98    Frederick E. Roughton                 $2.00    30,000    $60,000.00
                   POB 454
                   Middleburg, VA 20118

         7/16/98   Dante Berry                           $2.75       728    $ 2,000.00
                   3FA Lerkenlard
                   St. Thomas, USVI 00801

         7/11/98   Marcia Leonard                        $2.75       364    $ 1,001.00
                   c/o Carribean Cowgirl
                   St. Thomas, USVI 00802

         7/14/98   Anne Borne                            $2.75     2,000    $ 5,500.00
                   3700 Vills OLGIA
                   St. Thomas, USVI 00802

         7/13/98   Molly Mills Fuch                      $2.75    11,000    $30,250.00
                   P.O. Box 9965
                   St. Thomas, USVI 00801

         7/14/98   Dennis M. Vollmer                     $2.75     2,000    $ 5,500.00
                   P.O. Box 306417
                   St. Thomas, USVI 00803

         7/15/98   Charles Berry                         $2.75     1,819    $ 5,000.00
                   P.O. Box 11583
                   St. Thomas USVI 00801

                                       24

         7/15/98   Stephen Bajor                         $2.75       725    $ 1,993.75
                   6263 EST Nazareth
                   St. Thomas, USVI 00802

         7/15/98   Sandra R. Tate                        $2.75       364    $ 1,001.00
                   6501 Red Hook Plaza #23
                   St. Thomas, USVI 00802-1306

         7/15/98   Antionette B. Day                     $2.75       364    $ 1,000.00
                   C5-28 Sorgenfri Estate
                   St. Thomas, USVI 00803

         7/16/98   Matthew J. McCormack                  $2.75       364    $ 1,000.00
                   501-4009 Raphine Hill
                   St. Thomas, USVI 00802

         7/17/98   Gigi Anne Zaccagnino                  $2.75   127,273    $350,000.00
                   2850 Pleasant Hill Rd.
                   Kissimmee, FL 34746

         7/17/98   Bruce M. Berry, Jr.                   $2.75       365    $ 1,003.75
                   372 Wintbert
                   St. Thomas, USVI 00805

         7/17/98   Mary C. Deering                       $2.75       728    $ 2,000.00
                   1823 Mahogany Run
                   St. Thomas, USVI 00803

         7/16/98   Joe Stull                             $2.75       728    $ 2,000.00
                   P.O. Box 305021
                   St. Thomas, USVI 00803

         7/15/98   Donald B. Callaway                    $2.75     1,455    $ 4,000.00
                   308 Crown Bay Marina
                   St. Thomas, USVI 00802

         7/17/98   Linda Carlisi-Lugo                    $2.75       364    $ 1,000.00
                   P.O. Box 3751
                   St. Thomas, USVI 00802

         7/16/98   Diane M. Aamodt                       $2.75       400    $ 1,100.00
                   6501 Red Hook Plaza #201
                   St. Thomas, USVI 00802

         7/16/98   Geoffrey Deering                      $2.75       364    $ 1,000.00
                   19031 NW 89th Court
                   Miami, FL 33108

         7/16/98   Sandra DeSimone                       $2.75       546    $ 1,500.00
                   P.O. Box 306631
                   St. Thomas, USVI 00803

                                       25


         7/15/98   Matt D. Pierson                       $2.75       364    $ 1,000.00
                   601 Red Hook Plaza #201
                   St. Thomas, USVI 00802

         7/16/98   Franklin Danziger                     $2.75     7,500    $20,625.00
                   2020 E. Colter Street
                   Phoenix, AZ 85016

         7/16/98   Cathy Lyn Wilde                       $2.75     4,000    $11,000.00
                   4737 E. Sheena Drive
                   Phoenix, AZ 85032

         7/23/98   Stephen Speranza                      $2.75       400    $ 1,100.00
                   36 Sunset Bridge Drive
                   East Hardford, CT 6118

         7/23/98   Kenneth Young                         $2.75       728    $ 2,002.00
                   228 Columbia Street
                   Ithace, NY 14850

         7/20/98   Gary Holland                          $2.75     2,000    $ 5,500.00
                   5859 Dovetail Drive
                   Aurora Hills, CA 91301

         8/31/98   Jerry A. Stangohr                      $2.75    1,800    $ 4,950.00
                   9801 Rosewood Hill Drive
                   Vienna, VA 22182

         10/2/98   Charles Bonanno                        $0.00  125,000     services
                   P.O. Box 11180
                   St. Thomas, USVI 00801

         12/13/98  DataPower USA, Inc.                    $0.00  250,000     exchange
                   101-1425 West Pender St.
                   Vancouver, BC Canada V6G2S3

         11/5/98   Alfred W. McClelland                   $2.75      725    $ 1,993.75
                   10 Cobblestone Road
                   Greenville, SC 29615

                                       26

         12/16/98  Lawrence F. Kahn                       $2.75    2,000    $ 5,500.00
                   105 Woodfall Way
                   Lilburn, GA 30047

         1/11/99   Betty W. Jones                         $2.75      200    $ 5,500.00
                   3819 N. Wakefield Street
                   Arlington VA 22207

         1/17/99   Jeannine Atalay Harvey                 $2.75      200    $ 5,500.00
                   7216 Poplar Street
                   Annandale, VA 22003

         1/17/99   Roy & Laura Weinstock                  $2.75    2,000    $ 5,500.00
                   10405 Amberst Court
                   Fredricksburg, VA 22408

         1/17/99   Michael Atalay                         $2.75      200     $  550.00
                   31 Stablemere Court
                   Baltimore, MD 21209

         1/17/99   Bulent Atalay                          $2.75    1,100    $ 3,025.00
                   10202 N. Hampton Lane
                   Fredericksburg, VA 22408

         1/17/99   Joseph Ratnam                          $2.75    1,000    $ 2,750.00
                   BLK 816 Yishun ST
                   81 #11-712 Singapore 760816

         1/17/99   Lowis Chelliah                         $2.75    1,000    $ 2,750.00
                   BLK 141, #08-275
                   Lorong AH, S00
                   Singapore 530141

         1/17/99   Bulent & Carol Jean Atalay             $2.75    1,500    $ 4,125.00
                   10202 N. Hampton Lane
                   Fredericksburg, VA 22408

         1/19/99   Thomas N. Slutsker                     $2.75      500    $ 1,375.00
                   6 Emerson Court
                   Morristown, NJ 07960

         1/29/99   Rochele Hirsch                         $2.75    15,682   $43,123.90
                   510 Seminole Avenue
                   Atlanta, GA 30307

         1/29/99   Thomas & Dennie Stansell               $2.75    1,000    $ 2,750.00
                   30110 Via Rivera
                   Rancho Palos Verdes, CA 90275

         1/29/99   McKenzie A. Perry, Jr.                 $2.75    1,000    $ 2,750.00
                   510 Seminole Avenue
                   Atlanta, GA 30307


                                       27


         1/29/99   Rochele Hirsch                         $0.00    27,381     services
                   510 Seminole Avenue
                   Atlanta, GA 30307

         2/16/99   Duane & Cheryl Clayton                 $2.75     2,000    $5,500.00
                   6733 Estate Lane
                   Fredericksburg, VA 22407

         3/15/99   C.J. Zielinski                         $2.75     3,637   $10,000
                   17347 Hawthorne Ave                              7,274
                   Culpeper, VA 22701                               warrants

         4/2/99    Summit Limited Partnership             $2.75     5,000*  $13,750
                   19045 Clair Manor Drive                         10,000
                   Culpeper, VA 22701                               warrants

         4/5/99    Jerrold W. Hoehn                       $2.75     3,500*   $9,625
                   HC72 Box 543A                                    7,000
                   Locust Grove, VA 22508                           warrants

         4/6/99    Leonard C. Feldman                     $2.75     2,000*   $5,500
                   2155 Laurel Lane                                 4,000
                   N. Miami, VA 22701                               warrants

         4/6/99    Auby D. Curtis                         $2.75     6,000*  $16,500
                   16068 Rocky Road                                12,000
                   Culpeper, VA 22701                               warrants

         4/6/99    John D. Zaleski II                     $2.75     3,000*   $8,250
                   11249 Pimilico Circle                            6,000
                   Culpeper, VA 22701                               warrants

         4/6/99    Stephanie Mendlow, M.D.                $2.75     4,000*  $11,000
                   Leighton B. Brown
                   H.C.R. 2, Box 540                                8,000
                   Madison, VA 22727                                warrants

         4/6/99    H. Lee Kirk, Jr. & Kim M.              $2.75     2,000*   $5,500
                   Kirk 19301 Bleumont Court                        4,000
                   Culpeper, VA 22701                               warrants

         4/6/99    E. Francis Updike                      $2.75     4,000*  $11,000
                   12305 Hidden Lakes                               8,000
                   Culpeper, VA 22701                               warrants

         4/6/99    Jonathan M. & June M. Brick            $2.75     2,000*   $5,500
                   11211 Pimilco Circle                             4,000
                   Culpeper, VA 22701                               warrants

                                       28

No other sales have occurred in the three years preceding filing of this registration statement.

With respect to all sales of securities to persons other than the founders, Data Power, Inc., Charles Bonanno, and Rochele Hirsch the Registrant relied on the provisions of Rule 504 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Act"). The offering was not made by means of any general solicitation, shares were acquired without a view toward distribution thereof and all purchasers represented that they were able to bear the economic risk of their investment, and a representation letter to that effect was obtained from each purchaser. The shares were issued with an investment legend thereon, and stop transfer instructions were noted on the Registrant's stock transfer records. Aggregate sales were less than $1,000,000. No offerings of unregistered securities are currently being offered. Data Power, Inc. obtained shares through a share exchange exempt under Section 4(2), and Charles Bonanno and Rochele Hirsch received shares for services rendered as an exempt transaction under
Section 4(2), but Rochele Hirsch separately purchased 15,682 shares pursuant to Reg. D., Rule 504.

          * In addition to shares, an aggregate total of 70,274 warrants to purchase common shares at $2.75 per share were issued to those persons marked with an *.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Colorado Corporation Act and Company by-laws offer protection by way of indemnification to any officer, director or employee of the Company. The indemnification extends to expenses, including attorney's fees, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the party acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Company and with respect to any criminal proceeding if the party had no reasonable cause to believe the conduct was unlawful.

The general effect of the above indemnification provisions allow the employees, directors, and officers of the Company to function and engage in the day to day business activities of the Company knowing the Company will offer protection against the threat or event of litigation subject to the limitations that said individual must exercise good faith and reasonableness.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 or Securities Exchange Act of 1934 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

FINANCIAL STATEMENTS AND EXHIBITS

The following documents are filed as a part of this report:

1) Financial Statements: (See Financial Exhibits Index below and Financial Exhibits furnished as Pages F-1 through F-20).

2)   Financial Statement Schedules: None

3) SK Exhibits: (See SK Exhibits Index SK, page 32, and SK Exhibits, SK-3.0 through SK- 24.2.)

4)   Supplemental Oil and Gas Information - None.

                   FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

                          INDEX TO FINANCIAL STATEMENTS
                            AND SUPPORTING SCHEDULES



                                                                        Page

Financial Statements (Audited)
September 30, 1998 and 1997                                            F-1

Reports of Independent Public Accountants                              F-2

Balance Sheets, September 30, 1998 and 1997                            F-3-F-4

Statements of Operations, September 30, 1998 and 1997                  F-5

Statements of Cash Flows                                               F-6-F-7

Statements of Changes in Stockholders' Equity                          F-8

Notes to Financial Statements                                          F-9-F-14


Interim Financial Statements ( Unaudited)
Period ended March 31, 1999                                            F-15

Cover Sheet                                                            F-16

Balance Sheet                                                          F-17-F-18

Statement of Operations                                                F-19-F-20

Statement of Cash Flows                                                F-21

Statements of Changes in Stockholders' Equity                          F-22

Notes to Financial Statements                                          F-23-F-29

                                      INDEX

SK#             EXHIBITS

3.1      Articles of Incorporation of World Wide Video, Inc. (Colorado)

3.2      Bylaws of World Wide Video, Inc. (Colorado)

3.3      Articles of Incorporation of World Wide Video, Inc. (Virginia)

3.4      Bylaws of World Wide Video, Inc. (Virginia)

10.1.1   Agreement with National Executive Trade, Inc. (superceded by 10.1.2)

10.1.2   Agreement with Data Power, Inc.

10.2     Share Exchange Agreement

24.1     Consent of Accountant


SUPPLEMENTAL OIL AND GAS INFORMATION

         None.

                                   SIGNATURES:

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         DATED: July 11, 2000



                         World Wide Video, Inc.



                         /s/ John G. Perry
                         by:----------------------------------
                              John G. Perry, President

                         Directors:

                         /s/ Frank A. Maas
                         -------------------------------------
                              Frank A. Maas, Secretary and Director

                         /s/ John G. Perry
                         ------------------------------------
                              John G. Perry, Director

                         /s/ Ronald Cropper
                         ------------------------------------
                              Ronald Cropper, Director

                             WORLD WIDE VIDEO, INC.

                             A Colorado Corporation
                         A Development Stage Enterprise

                              Financial Statements

                     YEARS ENDED SEPTEMBER 30, 1998 AND 1997



                                    (Audited)

                                    THOMPSON,
                                    GREENSPON
                                   & CO., P.C.

                          Certified Public Accountants
                             Management Consultants

                          INDEPENDENT AUDITOR'S REPORT

To the Shareholders
World Wide Video, Inc.
A Colorado Corporation
Culpeper, Virginia

We have audited the accompanying balance sheets of World Wide Video, Inc. (a Colorado Corporation), a development stage enterprise, as of September 30, 1998 and 1997, and the related statements of operations, changes in stockholders' equity and cash flows for the years ended September 30, 1998 and 1997,. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of World Wide Video, Inc. (a Colorado Corporation), as of September 30, 1998 and 1997, and the results of its operations and its cash flows for the years ended September 30, 1998 1997, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered continued losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Thompson, Greenspon & Co., P.C.
Fairfax, Virginia

January 21, 1999, except for Note 2 and paragraph 2 of Note 6, the date of which is April 6, 1999.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado corporation)
                        (A Development Stage Enterprise)

                                 BALANCE SHEETS
                           SEPTEMBER 30, 1998 AND 1997

                                                              1998      1997
                                                             ----       ----
ASSETS

Current Assets

 Cash and cash equivalents                                $28,324          $200
 Inventories                                              122,448
 Accounts receivable, other                                 2,434
Prepaid assets and fees                                    66,700
 Deferred offering costs                                   15,850
                                      -----------------------------------------
Total Current Assets                                      235,756           200
                                      -----------------------------------------

Property and Equipment
 Computer and equipment                                     7,746             -
 Software                                                  13,668             -
                                      -----------------------------------------
Total Cost                                                 21,414             -

Less accumulated depreciation                              (2,364)            -
                                      -----------------------------------------
Net Property and Equipment                                 19,050             -
                                      -----------------------------------------

Other Assets

 Technology license, net of                                43,750             -
amortization
Nonrecurring engineering fees, non current                 20,000             -
 Prepaid marketing fees                                    18,000             -
 Deposits                                                     650             -
 Prepaid rent, non-current                                  5,850             -
                                      -----------------------------------------

Total Other Assets                                         88,250             -
                                      -----------------------------------------

TOTAL ASSETS                                         $    343,056     $     200
                                      =========================================

   The Notes to Financial Statements are an integral part of these statements.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado corporation)
                        (A Development Stage Enterprise)

                                 BALANCE SHEETS
                          SEPTEMBER 30, 1998 AND 1997

                                                    1998              1997
                                          -------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities

 Accounts payable                             $    10,780            $     -
 Due to officers and employees                     65,000                  -
 Deferred revenue                                  50,000                  -
 Convertible loan                                  50,000                  -
                                          -------------------------------------

Total Current Liabilities                         175,780                  -
                                          -------------------------------------

Stockholders' Equity

Common stock,  par value $0.0001;
100,000,000  shares  authorized;
10,443,737 issued and outstanding at
September 30, 1998 and 5000 shares
authorized, 200 shares issued and
outstanding at September 30, 1997                   1,044                200

 Preferred stock, par value $0.01;
10,000,000 shares authorized; no
shares issued or outstanding                            -                  -

 Additional paid-in capital                       634,558                  -

 Accumulated deficit during development stage    (468,326)                 -
                                         --------------------------------------
Total Stockholders' Equity                        167,276                200
                                         --------------------------------------

Total Liabilities and Stockholders'              $343,056               $200
Equity
                                         ======================================

  The Notes to Financial Statements are an integral part of these statements.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado corporation)
                        (A Development Stage Enterprise)

                            STATEMENTS OF OPERATIONS
                     YEARS ENDED SEPTEMBER 30, 1998 AND 1997


                                               1998      1997

Sales                                          $-          $-
                                             ----------------------------------

Product Development Costs
 Subcontractors                               196,867
 Other development costs                      177,061
                                             ----------------------------------
 Total Product Development Costs              373,928
                                             ----------------------------------

General and Administrative Expenses

 Marketing and sales                           58,981
 Office                                        12,388
 Depreciation and amortization                  8,614
Professional services                           2,700
Occupancy                                       5,903
 Utilities and telephone                        2,991
 Other                                          5,571
                                             ----------------------------------
 Total General & Administrative
Expenses                                       97,148
                                             ----------------------------------
 Total Costs and Expenses                    (471,076)
Other Income                                    2,750
                                             ----------------------------------
Loss before Income Taxes                     (468,326)
Income Taxes                                        -
                                             ----------------------------------
Net Loss                                    ($468,326)
                                             ==================================

Net Loss Per Share                             ($0.06)
                                             ==================================
Average Common and Common Equivalent
Shares Outstanding                          7,556,726
                                             ==================================

   The Notes to Financial Statements are an integral part of these statements.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS
                    YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                     1998               1997
                                                  -----------------------------
Cash Flows from Operating
Activities
 Net loss                                         ($468,326)          $       -
 Noncash items included in
net loss
 Depreciation                                         2,364
 Amortization                                         6,250                   -

 Changes in assets & liabilities
 (Increase) in Inventory                           (122,448)                  -

 Accounts receivable-other                           (2,434)

 Prepaid expenses                                   (86,700)                  -

 Deferred offering costs                            (15,850)

 Increase in
 Accounts payable                                    10,780                   -

 Due to officers and employees                       65,000

 Deferred revenue                                    50,000                   -
                                             ----------------------------------
 Net Cash Used During
Development Stage                                  (561,364)                  -
                                             ----------------------------------
Cash Flows from Investing
Activities

 Purchase of equipment &
Software                                            (21,414)                  -

 Purchase of technology
License                                             (50,000)                  -

   The Notes to Financial Statements are an integral part of these statements.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                             STATEMENTS OF CASH FLOWS
                     YEARS ENDED SEPTEMBER 30, 1998 AND 1997
                                    Continued


Purchase of other assets                            (24,500)
                                             ----------------------------------
Net Cash Used by Investing
Activities                                          (95,914)                  -
                                             ----------------------------------
Cash Flows from Financing Activities
 Proceeds from Common Stock                         635,402                 200
 Convertible Loan                                    50,000                   -
                                             ----------------------------------
 Net Cash Provided by
Financing Activities                                685,402                 200
                                             ----------------------------------
Net Increase in Cash & Cash
Equivalents                                          28,124                 200

Cash & Cash Equivalents,
beginning of period                                     200                   -
                                             ----------------------------------

Cash & Cash Equivalents, end
of period                                           $28,324                $200
                                             ==================================

   The Notes to Financial Statements are an integral part of these statements.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                       STATEMENTS OF STOCKHOLDERS' EQUITY
                     YEARS ENDED SEPTEMBER 30, 1998 AND 1997

                                                                                          Accumulated
                                                                           Additional     Deficit During
                                                          Common            Paid In       Development
                                                    Shares     Stock         Capital      Stage          Totals
                                                  ----------------------------------------------------------------

Issuance of share capital to
Founders, July 16, 1997                              200           $-           $200         $-         $200

Net loss, period ended September
30, 1997                                               -            -              -          -            -
                                                 -----------------------------------------------------------------

Balance Sheet September 30, 1997                     200            -            200          -          200

Exchange of shares, issuance of
new shares upon reincorporation
 May 12, 1998                                  9,999,800        1,000           (200)         -          800

Sale of common stock, April 3
through September 8, 1998                        443,737           44        634,558          -      634,602

Net loss, year ended September 30, 1998                -            -              -   (468,326)    (468,326)
                                                 -----------------------------------------------------------------
Balance, September 30, 1998                   10,443,737       $1,044       $634,558  ($468,326)    $167,276
                                                 =================================================================


   The Notes to Financial Statements are an integral part of these statements.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997


1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company and Purpose

World Wide Video, Inc. was organized under the laws of the Commonwealth of Virginia on July 16, 1997. There was no activity in fiscal year 1997. On April 9, 1998, the Company was re-incorporated in the State of Colorado. The Company intends to design and manufacture technology and products for the video telephony market. The principal activities of the Company since inception have been raising capital, conducting research and product development. The Company conducts its operations from offices in Culpeper, Virginia.

The accounting and reporting policies of World Wide Video, Inc. (the Company) conform with generally accepted accounting principles and reflect practices appropriate to a development stage enterprise. These policies are summarized below.

Development Stage Enterprise

Substantially all of the Company's operations have been in connection with the establishment of a new business. The Company has elected early adoption of Statement of Position 98-5 which requires expensing of costs of start-up activities, including organization costs, as incurred.

Method of Accounting

The financial statements are presented on the accrual basis of accounting.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

Fair Value of Financial Instruments

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and other liabilities approximates their carrying amounts in the financial statements.

Cash and Cash Equivalents

The statements of cash flows classify changes in cash or cash equivalents (short-term, highly liquid investments readily convertible into cash with a maturity of three months or less) according to operating, investing or financing activities.

There were no income taxes or interest paid during the period ended September 30, 1998.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Inventory

*Inventory, which consists primarily of raw materials, is stated at the lower of cost or market, with cost being determined on a first-in, first-out basis. There are no firm commitments to purchase any additional inventory.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives.

Leases which meet certain specified criteria are accounted for as capital assets and liabilities, and those not meeting the criteria are accounted for as operating leases.

Expenditures for maintenance, repairs, and improvements which do not materially extend the useful lives of property and equipment are charged to earnings. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts, and the resulting gain or loss is reflected in earnings.

Depreciation expense for the period ended September 30, 1998 was $2,364.

Technology Licenses

The Company capitalizes technology licenses when purchased. Technology licenses are carried at cost less accumulated amortization. The Company has purchased one technology license which permits it unlimited access for an unlimited period of time. Amortization is taken on the straight line basis over five years, the estimated useful life of the license. The Company evaluates recoverability of its intangible assets as current events or circumstances warrant to determine whether adjustments are needed to carrying values. There have been no material adjustments to the carrying values of intangible assets resulting from these evaluations.

Amortization expense for the period ended September 30, 1998 was $6,250.

Deferred Offering Costs

Deferred offering costs represent costs incurred in connection with raising capital. Upon completion of an offering, the amount of the proceeds credited to additional paid in capital is reduced by the deferred offering costs. Should an offering be unsuccessful, these costs are charged to expense. In connection with a private securities offering (Rule 504), the Company has deferred costs of $15,850 associated with certain filing requirements that are expected to be completed in the near future. These charges will be netted against proceeds of the offering when filings are completed.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(continued)

Deferred Revenue

License revenues are generally recognized upon delivery of the licensed technology to the customer, provided no significant future obligations exist and collection is probable. Payments for nonrecurring engineering costs are recognized upon acceptance of prototypes by the customer, provided no significant future obligations exist and collection is probable.

Income Taxes

The Corporation utilizes the liability method for accounting for income taxes.

The liability method accounts for deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to differences between financial statement amounts and tax bases of assets and liabilities. The resulting deferred income tax liabilities are adjusted to reflect changes in tax laws and rates.

Temporary differences consist of the difference in financial statement and income tax bases for accounting for start up and organizational costs. Deferred income taxes related to an asset or liability are classified as current or noncurrent based on the classification of the related asset or liability.

Prior to April 1, 1998, the Corporation, with the consent of its stockholders, had elected S corporation status under Section 1372 of the Internal Revenue Code and similar sections of the state income tax laws. On April 1, 1998, the Company terminated its S election and is now subject to corporate income tax rates.

Earnings Per Common Share

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128 which establishes standards for computing and presenting earnings per share
(EPS) for entities with publicly held common stock. The standard requires presentation of two categories of earning per share, basic EPS and diluted EPS. Basic EPS excludes dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted EPS reflects the potential dilution that could occur of securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. This computation excludes securities which are antidilutive.

The following table sets forth the computation of basic and diluted loss per share

     Numerator                                       1998                1997
     Net loss                                   ($468,326)                  $ -
    Denominator
     Weighted average
      Shares outstanding                        7,556,726                   200

Basic and diluted EPS                              ($0.06)                  $ -

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

2. NEED FOR ADDITIONAL CAPITAL

The Company's continued existence is dependent upon its ability to raise additional funds to complete products in development. The Company conducted a private securities offering which closed April 6, 1999. At September 30, 1998, the Company had sold 443,737 shares of common stock at prices ranging from $0.50 to $2.75 per common share. As of April 6, 1999 the Company realized net proceeds of $798,070, after deducting costs of $94,574.

After the completion of the above private securities offering, the Company will pursue private placements from other sources. Based on the analysis of funds available and funds required to complete the initial production of product and associated production cost, research and development, the Company has decided to raise additional required working capital by a Regulation D Rule 506 offering of preferred stock. In addition, the Company will issue stock to certain key individuals for services rendered in lieu of cash payments. In Management's opinion, such efforts should provide sufficient funds to continue operations for the next year. However, should these efforts prove unsuccessful or fail to meet Management's goals, there is substantial doubt regarding the Company's ability to continue as a going concern.

3. PREPAID ASSETS AND FEES

Included in Prepaid Expenses at September 30, 1998 are the following amounts:

  Nonrecurring engineering fee, current portion                          $30,000
  Deposits on equipment                                                   23,900
  Prepaid rent                                                             7,800
  Trade Show Deposit                                                       5,000
                                                                      ----------
    TOTAL                                                                $66,700
                                                                      ==========

The nonrecurring engineering fee is part of a $50,000 deposit with Analog Devices, Inc, the Company's major supplier. The remainder is included in other assets. The Company also has $15,000 of equipment deposits with Analog Devices, Inc. This equipment is expected to be received within the next year.

4. INVENTORY

Inventory consists principally of raw materials, chipsets, which are purchased from Analog Devices, Inc. There are no firm commitments to purchase any additional inventory.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1998 AND 1997

5. OTHER ASSETS

The Company has acquired a technology license at a cost of $50,000, from Analog Devices, Inc., that is being amortized over a period of five years, the estimated useful life of the license. The license agreement permits the Company to use certain proprietary reference designs and software in the development of video telephony products. The net carrying value of the license at September 30, 1998 was $43,750.

6. CONTRIBUTED CAPITAL

In connection with the reincorporation of the Company, the original stockholders received 10,000,000 shares of common stock in exchange for their shares of a predecessor corporation. The Company sold 200,000 shares of common stock at $0.50 per share, 75,000 shares at $2.00 per share, and 168,737 shares at $2.75 per share, in a private offering of securities. At September 30, 1998, after deducting costs of $78,624, the Company has realized proceeds of $635,602. Additional costs of $15,850 have been deferred until completion of certain Filings and the close of the offering on April 6, 1999.

7. CONVERTIBLE DEBT

On March 14, 1998,the Company entered into an agreement with a Canadian company to receive a $50,000 (non interest bearing) loan. The Canadian company agreed to accept 250,000 shares of common stock of the Company in payment of the debt, provided the Company could deliver two acceptable prototype products within three months of the signing of the agreement. Several extensions of the delivery requirement were obtained. The prototypes were delivered and accepted in November, 1998. The Company issued 250,000 shares of common stock in satisfaction of the debt... The agreement also granted the Canadian corporation an exclusive option to market and manufacture these products until March 15, 2008.

8. OPERATING LEASE

The Company leases office space in Culpeper, Virginia, under a two-year lease agreement commencing July 7, 1998 and expiring July 6, 2000. Monthly rent is $650. The rent for the leased premises is $15,600 for the term of the lease, which the Company prepaid. The Company has made a security deposit of $650.

Rent expense was $1,950, for the period ended September 30, 1998.

9. RELATED PARTIES

A Director of the Company has been engaged to assist in the raising of capital. He is compensated on the basis of a percentage (from 2 to 5 per cent) of the completed transaction. During the period ended September 30, 1998, he was paid $23, 435 under this contract. In addition, the same Director has been prepaid $16,000 under a product marketing agreement. The two majority stockholders have agreements to provide services. During the period ended September 30, 1998, they earned $180,000 under these agreements, of which $65,000 remains unpaid at September 30, 1998.

As of March 1998, John G. Perry, President of WWV, was offered a seat on the Board of Directors of DataPower. There is no compensation as part of the Board of Director seat. Also, no one at WWV or related to WWV, holds any Stock or Warrants/Options in DataPower.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1998


10. COMMITMENTS AND CONTINGENCIES

The Company has entered into several agreements and contracts in connection with the raising of capital and product development.

Raising Capital

The Company has engaged several consultants to assist in the effort to raise additional capital. Certain of these contracts require payment of fees calculated as a percentage of completed transactions (see Notes 6 and 9). Other contracts require compensation in the form of stock. No stock compensation has been earned as of September 30, 1998.

Product Development

Under an agreement to develop a certain product, the Company has received revenue of $50,000. This amount has been included in Deferred Revenue. Upon successful completion of contract milestones, additional payments of up to $50,000 will be realized the Company. If the contract is not successfully completed some or all of the $50,000 will have to be refunded.

Several other product development arrangements are in negotiation.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          Interim Financial Statements
                                for Period Ended
                                 March 31, 1999
                                   (Unaudited)

                     INTERIM UNAUDITED FINANCIAL STATEMENTS
                      FOR THE PERIOD ENDED MARCH 31, 1999

                             WORLD WIDE VIDEO, INC.
                                  Balance Sheet
                                   (Unaudited)


                                                   March 31,     September 30,
                                                   1999                1998
ASSETS                                        ----------------    --------------

CURRENT ASSETS

 Cash                                                $  3,038      $ 28,324
 Inventory                                            137,510       122,448
 Accounts Receivable                                   18,076         2,434
 Prepaid                                               48,900        66,700
 Deferred offering costs                                5,000        15,850
                                               --------------     --------------
  Total Current Assets                              $ 212,524     $ 235,756
                                               ----------------   --------------

PROPERTY AND EQUIPMENT

 Computer Software                                   $ 13,668     $ 13,668
 Computer and Equipment                                 7,746        7,746
                                               ----------------   --------------
                                                     $ 21,414     $ 21,414
 Less Accumulated Depreciation                         (4,746)      (2,364)
                                               ----------------   --------------
                                                     $ 16,668     $ 19,050
                                               ----------------   --------------

OTHER ASSETS

 Technology Licenses                                 $ 38,750     $ 43,750
 Prepaid Marketing Fees                                18,000       18,000
 Deposits                                                 650          650
 Prepaid Rent-Non-Current                               5,850        5,850
 Nonrecurring engineering fees,
         non current                                   20,000       20,000
                                                ----------------  --------------
                                                    $  83,250     $ 88,250
                                                ----------------  --------------

                                                    $ 312,442     $ 343,056
                                                ================  ==============
  The Notes to Financial Statements are an integral part of these statements.

                             WORLD WIDE VIDEO, INC.
                                  Balance Sheet
                                   (Unaudited)
                                   (continued)

                                                 March 31,     September 30,
                                                 1999                  1998
                                            ----------------   ---------------
LIABILITIES

 Accounts Payable                              $  54,882      $  10,780
 Deferred Revenue                                 50,000         50,000
 Salary Payable                                   60,000         65,000
 Convertible Loan                                 50,000         50,000
                                            ----------------   --------------
                                               $ 214,882      $ 175,780
                                            ----------------   --------------
STOCKHOLDERS' EQUITY

 Common stock, par value
  $0.0001; 100,000,000
  shares authorized;
  10,443,737 issued or
  outstanding @ Sept.
  30, 1998 and 10,911,365
  issued and outstanding
  @ March 31, 1999 authorized                  $   1,088      $   1,044

Preferred stock, par value
  $0.01; 10,000,000 shares; no
  shares issued or outstanding                         -

Additional Paid-In Capital                       777,320        634,558

Accumulated deficit during
development stage                               (680,848)      (468,326)
                                            ----------------   --------------
                                                $ 97,560      $ 167,276
                                            ----------------   --------------
                                               $ 312,442      $ 343,056
                                            ================   ==============

  The Notes to Financial Statements are an integral part of these statements.

                             World Wide Video, Inc.
                          (A Development Stage Company)
                             Statement of Operations
                                   (Unaudited)

               For the Three Months Ended March 31, 1999 and 1998

                                         Three Months            Three Months
                                          Ended                       Ended
                                         March 31,               March 31,
                                          1999                     1998
                                       -----------------    --------------------
SALES                                      $  -                    $  -
                                       ---------------      --------------------

PRODUCT DEVELOPMENT COSTS
 Salaries                                  $60,000                 $  -
 Subcontractors                                486               20,000
 Other development costs                     9,817                    -
                                        --------------      --------------------
  Total Product Development Costs           70,303               20,000
                                        --------------      --------------------
GENERAL & ADMINISTRATIVE EXPENSES

 Marketing                                   4,220
 Office                                     10,593                   23
 Professional services                       1,878
 Occupancy                                   3,660
 Depreciation and amortization               3,691
 Utilities and telephone                     1,891
 Other expenses                              1,796
                                         -------------      --------------------
   Total General & Administrative Expenses  27,729                   23
                                         -------------      --------------------
Total Costs and Expenses                   (98,032)             (20,023)

Other Income (Expenses)                     (1,483)                 569
                                         ------------       --------------------
Net Loss                                  $(99,515)            $(19,454)
                                         ============       ====================

Net Loss Per Share                        $   (.01)           $   (.00)
                                         ============       ====================

Weighted Average Shares Outstanding     10,443,737           7,392,000


    The accompanying notes are an integral part of the financial statements.
                                      F-19

                             World Wide Video, Inc.
                         (A Development Stage Company)

                           Statement of Operations
                                  (Unaudited)

            For the Six Months Ended March 31, 1999 and 1998 and July
                     16, 1997, Inception, to March 31, 1999

                                                                                                        July 16, 1997,
                                                                Six Months           Six Months          Inception, to
                                                               Ended March 31,     Ended March 31,          March 31,
                                                                  1999                   1998                  1999


SALES                                                          $    -              $    -                  $    -
                                                             --------------          --------------      ---------------

PRODUCT DEVELOPMENT COSTS
 Salaries                                                          60,000                   0                  60,000
 Subcontractors                                                    61,599              20,000                 258,466
 Other Development Costs                                           18,328                   -                 195,389
                                                             -----------             -------------        ------------
   Total Product Development Costs                                139,927              20,000                 513,855
                                                             -----------             -------------        ------------
GENERAL & ADMINISTRATIVE EXPENSES
 Marketing                                                         20,476                   0                  79,457
 Office                                                            14,662                  23                  27,050
 Professional services                                             16,535                   0                  19,235
 Occupancy                                                          8,096                   0                  13,999
 Depreciation & amortization                                        7,382                   0                  15,996
 Utilities and telephone                                            6,001                   0                   8,992
 Other expense                                                      4,557                   0                  10,128
                                                             ------------            ------------         ------------
   Total General & Administrative Expenses                         77,709                  23                 174,857
                                                             ------------            ------------         ------------
Total Costs and Expenses                                         (217,636)            (20,023)               (688,712)

Other Income (Loss)                                                 5,114                 569                   7,864
                                                             -----------             ------------         -----------
Net Loss                                                        $(212,522)           $(19,454)             $ (680,848)
                                                             ===========             ============         ============
Net loss per share                                              $    (.02)            $    .00               $   (.07)
                                                             ===========             ============         ============
Weighted average number of common shares                       10,668,737            7,556,726              9,286,105



    The accompanying notes are an integral part of the financial statements.

                             World Wide Video, Inc.
                          (A Development Stage Company)

                             Statement of Cash Flows
                                   (Unaudited)

                For the Six Months Ended March 31, 1999 and 1998

                                                                                                          July 16, 1997,
                                                         Six Months Ended          Six Months Ended        Inception, to
                                                            March 31,                  March 31,            March 31,
                                                             1999                        1998                 1999
                                              --------------------------          --------------------   -------------------
Cash Flows from Operating Activities:
  Net loss                                                 $(212,522)                  $(19,454)             $(680,848)
  Noncash items included in
   net loss:
  Depreciation and amortization                                7,382                          -                 15,996
  Changes in assets and liabilities:
    (Increase) Decrease in:
      Inventory                                              (15,062)                         -               (137,510)
     Accounts receivable                                      (5,641)                         -                 (8,076)
     Prepaid expenses                                         35,800                    (46,800)               (92,750)
      Deferred charges                                        (7,150)                         -                 (5,000)
      Deposits                                                     -                          -                   (650)
    Increase (Decrease) in:
      Accounts payable                                       (20,898)                    41,998                 54,882
      Salaries payable                                        60,000                          -                 60,000
      Deferred revenue                                                                                          50,000
      Convertible loan                                                                                          50,000
                                                     ---------------                --------------              -----------
      Net cash used by operating
        activities                                          (158,091)                   (24,256)              (693,956)
                                                     ---------------                --------------              ------------
Cash Flows from Investing Activities
      Purchase of property and equipment                           -                          -                (71,414)
                                                     ---------------                --------------              ------------
                                                                   -                          -                (71,414)
Cash Flows from Financing Activities
    Proceeds from Sales of Common Stock                      132,805                          2                768,408
                                                     ---------------                -------------              -------------
      Net cash provided by financing
         activities                                          132,805                          2                 768,408
                                                     ---------------                -------------              -------------
Net Decrease in Cash & Cash Equivalents                      (25,286)                   (24,254)                  3,038

Cash at Beginning of Period                                   28,324                          -                       -
                                                     ---------------                ------------               -------------
Cash at End of Period                                        $ 3,038                   $(24,254)               $  3,038
                                                     ===============                ============               =============


    The Notes to Financial Statements are an Integral part of this Statement.

                             World Wide Video, Inc.
                          (A Development Stage Company)

                        Statement of Stockholders' Equity
                                   (Unaudited)

                   For the Period July 16, 1997, Inception, to
                                 March 31, 1999

                                                                                       Additional     Accumulated
                                                                      Common            Paid In       Deficit During
                                                                Shares       Stock        Capital     Development Stage     Totals

Issuance of share capital
  to Founders, July 16, 1997                                 200            $     -       $    200        $     -           $   200

Net loss, period ended September 30,  1997                     -                  -              -              -                 -
                                                           -----------        --------     --------      ---------         ---------
Balance, September 30, 1997                                  200                  -            200              -               200

Exchange of shares, issuance of
  new shares, May 12, 1998                             9,999,800              1,000           (200)             -               800

Sale of common stock, April 3,
  Through September 8, 1998                              443,737                 44        634,558              -           634,602

Net loss, year ended September 30, 1998                        -                  -              -       (468,326)         (468,326)
                                                      -------------       -----------     ----------   -----------       -----------
Balance, September 30, 1998                           10,443,737              1,044         634,55       (468,326)          167,276

Sale of common stock, October 1,
  1998 through March 31, 1999                            436,125                 44        142,762              -           142,806

Net loss, October 1, 1998 through
  March 31, 1999                                               -                  -              -       (212,522)         (212,522)
                                                      -----------        -----------      -----------  -----------       -----------
Balance, March 31, 1999                               10,879,862             $1,088        $777,32      $(680,848)          $97,560
                                                      ===========        ===========      ===========  ===========       ===========

  The Notes to Financial Statements are an integral part of these statements.
                                      F-22

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)


                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company and Purpose

World Wide Video, Inc. was organized under the laws of the Commonwealth of Virginia on July 16, 1997. On April 9, 1998, the Company was reincorporated in the State of Colorado. The Company intends to design and manufacture technology and products for the video telephony market. The principal activities of the Company since inception have been raising capital, conducting research and product development. The Company conducts its operations from offices in Culpeper, Virginia.

The accounting and reporting policies of World Wide Video, Inc. (the Company) conform with generally accepted accounting principles and reflect practices appropriate to a development stage enterprise. These policies are summarized below.

Basis of Presentation

The interim financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. These statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for fair presentation of the information contained therein.

Development Stage Enterprise

Substantially all of the Company's operations have been in connection with the establishment of a new business. The Company has elected early adoption of Statement of Position 98-5 which requires expensing of costs of start-up activities, including organization costs, as incurred.

Method of Accounting

The financial statements are presented on the accrual basis of accounting. Under this method of accounting, revenues are recognized when they are earned as opposed to when cash is actually received. Likewise, expenses are recognized when they are incurred as opposed to when they are actually paid.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)


Financial Statement Estimates

The preparation of financial statements in conformity with generally accept accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Due to their prospective nature, actual results could differ from those estimates.

Fair Value of Financial Instruments

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable and other liabilities approximates their carrying amounts in the financial statements.

Cash and Cash Equivalents

The statements of cash flows classify changes in cash or cash equivalents (short-term, highly liquid investments readily convertible into cash with a maturity of three months or less) according to operating, investing or financing activities.

There were no income taxes or interest paid during the period ended March 31, 1999.

Inventory

Inventory, which consists primarily of raw materials, is stated at the lower of cost or market, with cost being determined on a first-in, first-out basis. There are no firm commitments to purchase any additional inventory.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives.

Leases which meet certain specified criteria are accounted for as capital assets and liabilities, and those not meeting the criteria are accounted for as operating leases.

Expenditures for maintenance, repairs, and improvements which do not materially extend the useful lives of property and equipment are charged to earnings. When property or equipment is sold or otherwise disposed of, the cost and related accumulated depreciation or amortization is removed from the accounts, and the resulting gain or loss is reflected in earnings.

Technology Licenses

The Company capitalizes technology licenses when purchased. Technology licenses are carried at cost less accumulated amortization. The Company has purchased one technology license which permits it unlimited access for an unlimited period of time. Amortization is taken on the straight line basis over five years, the estimated useful life of the license. The Company evaluates recoverability of its intangible assets as current events or circumstances warrant to determine whether adjustments are needed to carrying values. There have been no material adjustments to the carrying values of intangible assets resulting from these evaluations.

Deferred Offering Costs

Deferred offering costs represent costs incurred in connection with raising capital. Upon completion of an offering, the amount of the proceeds credited to additional paid in capital is reduced by the deferred offering costs. Should an offering be unsuccessful, these costs are charged to expense. In connection with a private securities offering (Rule 504), the Company has deferred costs of $15,850 associated with certain filing requirements that are expected to be completed in the near future. These charges will be netted against proceeds of the offering when filings are completed.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd)

Deferred Revenue

License revenues are generally recognized upon delivery of the licensed technology to the customer, provided no significant future obligations exist and collection is probable. Payments for nonrecurring engineering costs are recognized upon acceptance of prototypes by the customer, provided no significant future obligations exist and collection is probable.

Income Taxes

The Corporation utilizes the liability method for accounting for income taxes. The liability method accounts for deferred income taxes by applying enacted statutory rates in effect at the balance sheet date to differences between financial statement amounts and tax bases of assets and liabilities. The resulting deferred income tax liabilities are adjusted to reflect changes in tax laws and rates.

Temporary differences consist of the difference in financial statement and income tax bases for accounting for start up and organizational costs. Deferred income taxes related to an asset or liability are classified as current or noncurrent based on the classification of the related asset or liability.

Prior to April 1, 1998, the Corporation, with the consent of its stockholders, had elected S corporation status under Section 1372 of the Internal Revenue Code and similar sections of the state income tax laws. On April 1, 1998, the Company terminated its S election and is now subject to corporate income tax rates.

Earnings Per Common Share

The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 128, which establishes standards for computing and presenting earnings per share
(EPS) for entities with publicly held common stock. The standard requires presentation of two categories of earnings per share, basis EPS and diluted EPS. Basis EPS excludes dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted EPS reflects the potential dilutions that could occur of securities or other contracts to issue commons stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. This computation excludes securities which are antidilutive.

The following table sets forth the computation of basis and diluted loss per share:

                                              Quarter Ended        Quarter Ended
    Numerator                                 3/31/99                  3/31/98

        Net loss                             $(99,515)                 $(19,454)
        Denominator
        Weighted average
        shares outstanding                 10,443,737                 7,392,000
         Basic and diluted EPS                  $(.01)                   $(0.00)

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

2. NEED FOR ADDITIONAL CAPITAL

The Company's continued existence is dependent upon its ability to raise additional funds to complete products in development. The Company conducted a private securities offering which closed April 6, 1999. At March 31, 1999, the Company had sold 911,368 shares of common stock at prices ranging from $.50 to $2.75 per common share. As of April 6, 1999, the Company realized net proceeds of $798,070, after deducting costs of $94,574.

After the completion of the above private securities offering, the Company will pursue private placements from other sources. Based on the analysis of funds available and funds required to complete the initial production of product and associated production cost, research and development, the Company has decided to raise additional required working capital by a Regulation D Rule 506 offering of preferred stock. In addition, the Company will issue stock to certain key individuals for services rendered in lieu of cash payments. In management's opinion, such efforts should provide sufficient funds to continue operations for the next year. However, should these efforts prove unsuccessful or fail to meet management's goals, there is substantial doubt regarding the Company's ability to continue as a going concern.

3. PREPAID ASSETS AND FEES

Prepaid expenses as of March 31, 1999 consist of the following:

               Nonrecurring engineering fee, current portion             $30,000
               Deposits on equipment                                      15,000
               Prepaid rent                                                3,900
                                                                       ---------
                                                                         $48,900
                                                                       =========

The nonrecurring engineering fee is part of a $50,000 deposit with Analog Devices, Inc., the Company's major supplier. The remainder is included in other assets.

4. INVENTORY

Inventory consists principally of raw materials, chipsets, which are purchased from Analog Devices, Inc. There are no firm commitments to purchase any additional inventory.

5. OTHER ASSETS

The Company has acquired a technology license at a cost of $50,000, from Analog Devices, Inc., that is being amortized over a period of five years, the estimated useful life of the license. The license agreement permits the Company to use certain proprietary reference designs and software in the development of video telephony products. The net carrying value of the license at March 31, 1999 was $38,750.

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

6. CONTRIBUTED CAPITAL

In connection with the re-incorporation of the Company, the original stockholders received 10,000,000 shares of common stock in exchange for their shares of a predecessor corporation. The Company sold 200,000 shares of common stock at $0.50 per share, 75,000 shares at $2.00 per share, and 168,737 shares at $2.75 per share, in a private offering of securities. As of March 31, 1999, after deducting costs of $78,624, the Company has realized proceeds of $635,602. Additional costs of $15,850 have been deferred until completion of certain filings and the close of the offering on April 6, 1999.

7. CONVERTIBLE DEBT

On March 14, 1998, the Company entered into an agreement with a Canadian company to receive a $50,000 (non-interest bearing) loan. The Canadian company agreed to accept 250,000 shares of common stock of the Company in payment of the debt, provided the Company could deliver two acceptable prototype products within three months of the signing of the agreement. Several extensions of the delivery requirement were obtained. The prototypes were delivered and accepted in November, 1998. The Company issued 250,000 shares of common stock in satisfaction of the debt. The agreement also granted the Canadian company an exclusive option to market and manufacture these products until March 15, 2008.

8. OPERATING LEASE

The Company leases office space in Culpeper, Virginia, under a two-year lease agreement commencing July 7, 1998 and expiring July 6, 2000. Monthly rent is $650. The rent for the leased premises is $15,600 for the term of the lease,

                             WORLD WIDE VIDEO, INC.
                            (A Colorado Corporation)
                        (A Development Stage Enterprise)

                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 1999

8. OPERATING LEASE (Cont'd)

which the Company prepaid. The Company has made a security deposit of $650. Rent expense was $1,950, for the period ended March 31, 1999.


9. COMMITMENTS AND CONTINGENCIES

The Company has entered into several agreements and contracts in connection with the raising of capital and product development.

Raising Capital

The Company has engaged several consultants to assist in the effort to raise additional capital. Certain of these contracts require payment of fees calculated as a percentage of completed transactions (see Notes 6 and 8). Other contacts require compensation in the form of stock. No stock compensation has been earned as of March 31, 1999; however, 250,000 shares were issued in satisfaction of debt (See Note 7).

Product Development

Under an agreement to develop certain products, the Company has deferred revenue of $50,000 pending achievement of contract milestones. Successful completion of contract milestones will result in additional payments of up to $50,000.

Several other product development arrangements are in negotiation.